GUZOV OFSINK, LLC ATTORNEYS-AT-LAW 600 MADISON AVENUE 14th FLOOR NEW YORK, NEW YORK 10022 TELEPHONE: (212) 371-8008 TELEFAX: (212) 688-7273 http://www.golawintl.com

Long Island Office: 200 Broadhollow Road Melville, NY 11747 Telephone: (631) 293-2904 • Fax: (631) 293-4418

June 9, 2008

Attn: Brigitte Lippmann
United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-701

Re:	RINO International Corporation (f/k/a Jade Mountain Corporation)
Amendment No. 2 to Registration Statement on Form S-1 Filed April 7, 2008
File No. 333-147513

Dear Ms. Lippmann:

Reference is made to your comment letter dated May 2, 2008 (the “Comment Letter”) to our client, RINO International Corporation (f/k/a Jade Mountain Corporation, the “Registrant”, the “Company” or “RINO International”), relating to the subject registration statement (the “Registration Statement”). Set forth below is the comment contained in the Comment Letter followed by our response thereto:

General

1.
We note the penultimate paragraph of your response letter; however, an authorized company representative must directly provide the Tandy representations. Prior to the effective date of the registration statement, the company should submit on EDGAR a separate letter or include in its acceleration request the Tandy representations.

Answer: An authorized company representative will directly and separately provide the Tandy representations prior to the effective date of the registration statement on EDGAR.

2.	Please supplementally provide us an analysis supporting your accounting treatment that Dalian Innomind acquired RINO and consolidation is appropriate by addressing all of the criteria in EITF 97-2.

Answer:

The guidance in EITF 97-2 states that the management entity (Dalian Innomind) has a controlling financial interest in the operating entity (RINO) and therefore qualifies for consolidation if all six of the listed requirements are met. Further, this type of qualifying transaction is considered to be a business combination to be accounted for under SFAS 141. The company has determined that each of the requirements is met in substance and in the form of the Entrusted Management Agreement (the “Agreement”) as shown below.

Term – The contractual arrangement between Dalian Innomind and RINO:

1. Has a term that is either (a) the entire remaining legal life of the operating entity or (b) a period of 10 years or more;
•
Article 1.2 of the Agreement states that the term of the agreement will end at the earlier of 1) the winding up of RINO, or 2) the termination date of the Agreement to be determined by the Parties thereto, or 3) the date on which Dalian Innomind legally acquires RINO. Since Article 2.1(9) states that RINO cannot terminate the Agreement unilaterally for any reason whatsoever, the term is determined to be the entire remaining legal life of RINO.

2. Is not terminable by RINO except in the case of gross negligence, fraud, or other illegal acts by Dalian Innomind, or bankruptcy of Dalian Innomind.
•	This requirement is met because of the statement in Article 2.1(9) of the Agreement as cited above, namely that RINO cannot terminate the Agreement unilaterally for any reason whatsoever.

Control – Dalian Innomind has exclusive authority over all decision making related to both of the following:

3. Ongoing, major, or central operations of RINO, except for the dispensing of services;
•
Article 1.3 of the Agreement makes Dalian Innomind fully and exclusively responsible for the operation of RINO, management and control of all cash flow and assets of RINO, and administration and control of the financial affairs and daily operations of RINO. In addition, Article 2.2(4) allows Dalian Innomind to appoint all directors of RINO.

4. Total compensation of the service providers as well as the ability to establish and implement guidelines for the selection, hiring, and firing of them.
•
Article 1.3 gives Dalian Innomind the right to appoint and terminate RINO directors, as well as to hire managerial and administrative personnel. Further, Article 2.2(5) specifically gives Dalian Innomind the power to appoint the general manager, deputy general manager, financial manager and other senior managerial personnel of RINO.

Financial Interest – Dalian Innomind must have a significant financial interest in RINO that meets both these criteria:

5. Is unilaterally salable or transferrable by Dalian Innomind;
•	Article 2.2(2) allows Dalian Innomind to enjoy the full and exclusive right to dispose of all assets of RINO.

6. Provides Dalian Innomind with the right to receive income, both as ongoing fees and as proceeds from the sale of its interest in RINO, in an amount that fluctuates based on the performance of the operations of RINO and the change in the fair value thereof.
•
Article 1.4 defines the management fee payable to Dalian Innomind as the pre-tax profit of RINO. Article 1.5 gives Dalian Innomind the responsibility to bear losses and pay the debts of RINO. These terms are restated in Article 2.2(3) which allows Dalian Innomind to enjoy all profits and bear losses arising from RINO’s operations. As stated in #5, above, Dalian Innomind has full and exclusive right to dispose of all assets of RINO which allows Dalian Innomind proceeds from the sale of its interest in RINO.

Based on the above analysis, Management has determined that consolidation is appropriate under the guidance of EITF 97-2.

3.	Please provide Item 305 of Regulation S-K, "Quantitative and Qualitative Disclosures about Market Risk."

Answer:

Please refer to the attached Amendment No. 3 to Form S-1 for the revisions made in response to your comment.

Recent Development, page 9

Share Exchange, page 9

4.	Please state that Innomind, the accounting acquirer, acquired the net assets of Jade Mountain at book value.

Answer:

The acquisition of Innomind by RINO International was treated as a recapitalization of Innomind for accounting purposes. A recapitalization is similar to a reverse merger with Innomind being the accounting acquirer except that no gain, loss or goodwill is recognized when applying the purchase method of accounting. Accordingly, the first paragraph under “Share Exchange”, in “Prospectus Summary - Share Exchange, Restructuring Agreements and Private Placement Financing - Recent Development” has been amended to reflect the foregoing.

Please refer to the attached Amendment No. 3 to Form S-1 for the revisions made in response to your comment.

Restructuring Agreements. page 10

5.
You state in the first paragraph that "...the Restructuring Agreements provide Dalian Innomind with the legal right and power to control RINO and any of its remaining assets and operations." However, in the third paragraph you indicate that "...such control over RINO's operation through a contractual relationship provided by the Restructuring Agreements may not be as effective as the control that would have been provided had there been a direct equity ownership of RINO by Dalian Innomind." Please fully explain this apparent inconsistency.

Answer: Please refer to the attached Amendment No. 3 to Form S-1 for the revisions made in response to your comment.

Background — Securities Purchase Agreement, pages 34-37

6.
With regard to the "Make Good Escrow Shares", you state that you are to "deliver additional common stock to the private placement investors in the event the Company fails to achieve certain pre-tax net income targets for fiscal years 2007 and 2008." In the following sentence, you state that for the fiscal years ended December 31, 2007 and 2008, the targets are $16,000,000 and $28,000,000 in after-tax net income. Please clarify whether the targets are pre-tax or after-tax and revise your document as applicable.

Answer: The income targets are related to after-tax net income for fiscal 2007 and after-tax net income as well as earnings per share on a fully-diluted basis for fiscal 2008. Please refer to the attached Amendment No. 3 to Form S-1 for the revisions made in response to your comment.

7.
With regard to the "Liquidated Damages for PRC Governmental Rescission of Restructuring Transaction", supplementally provide us with your analysis of this provision under EITF 00-19. It is not clear to us how or why this provision would be covered under FSP EITF 00-19-2.

Answer:

The clause requiring “Liquidated Damages for PRC Governmental Rescission of Restructuring Transaction” is not an instrument that falls within the scope of EITF 00-19 or FSP EITF 00-19-2. Rather, it is a contingency that falls within the scope of SFAS 5. Since under current law payment of any such liquidated damages is remote, no provision has been made for such liquidated damages. In order for such rescission to take place the PRC government would have to enact new laws. No such laws are known to us to be proposed or even under discussion. Accordingly, we have revised the relevant disclosure to reflect the foregoing.

Please refer to the attached Amendment No. 3 to Form S-1 for the revisions made in response to your comment.

Management's Discussion and Analysis, page 43

Critical Accounting Policies and Estimates, page 45

Revenue Recognition, page 46

8.
We note your response to our prior comment 13 in your letter dated March 11, 2008. Please revise your disclosures to fully comply with our comment by disclosing when significant production costs are incurred during a project; when you include the costs of raw materials in your determination of the completion percentage of a contract and if and when customer approvals are required. For each major contract type, please summarize for us the significant contract provisions.

Answer: Please refer to the attached Amendment No. 3 to Form S-1 for the revisions made in response to your comment.

Results of Operations, page 49

Net Sales and Cost of Sales, pages 49 and 50

9.
Please disclose and discuss the reasons for changes in net sales related to service contracts and support services, including if and how any of these services are related to your other revenue sources. Also, please revise your document to disclose the main drivers of your cost of sales, as well as to quantify the significant components of and reasons for the change from year-to-year.

Answer: Please refer to the attached Amendment No. 3 to Form S-1 for the revisions made in response to your comment.

Operating Expense, page 50

10.
We note your disclosure that operating expenses increased primarily due to stock compensation expense of approximately $7.5 million. Since this amount represents approximately half of the significant increase from year-to-year, please quantify any other significant components of the increase from 2006 to 2007. Also, please address how you determined the amount of compensation expense you recorded related to the escrow shares.

Answer: Please refer to the attached Amendment No. 3 to Form S-1 for the revisions made in response to your comment.

Accounting authority for the release of Escrow Shares is as follows:

In December 2004 SFAS 123R was issued confirming the SEC Staff’s long held position that “the agreement to release the shares upon the achievement of certain criteria is presumed by the staff to be a separate compensatory arrangement between the registrant and the promoters” in paragraph 11, which reads in part “share-based payments awarded to an employee of the reporting entity by a related party or other holder of an economic interest in the entity as compensation for services provided to the entity are share-based payment transactions to be accounted for under this Statement unless the transfer is clearly for a purpose other than compensation for services to the reporting entity. The substance of such a transaction is that the economic interest holder makes a capital contribution to the reporting entity, and that entity makes a share-based payment to its employee in exchange for services rendered. An example of a situation in which such a transfer is not compensation is a transfer to settle an obligation of the economic interest holder to the employee that is unrelated to employment by the entity.” The key provisions of SFAS 123R require a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (paragraph 10, 16). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (paragraph 5).

Paragraph 19 of SFAS 123R discusses the performance condition – compensation cost is recognized when the performance condition is met, but no compensation cost is recognized for instruments that employees forfeit because a service condition or a performance condition is not satisfied.

Paragraph A77 of SFAS 123R says that “the definition of grant date requires that an employer and employee have a mutual understanding of the key terms and conditions of the share-based compensation arrangement. Those terms may be established through a formal, written agreement; an informal, oral arrangement; or established by an entity’s past practice. A mutual understanding of the key terms and conditions means that there is sufficient basis for both the employer and the employee to understand the nature of the relationship established by the award, including both the compensatory relationship and the equity relationship subsequent to the date of grant. The grant date for an award will be the date that an employee begins to benefit from, or be adversely affected by, subsequent changes in the price of the employer’s equity shares. In order to assess that financial exposure, the employer and employee must agree to the terms; that is, there must be a mutual understanding. Awards made under an arrangement that is subject to shareholder approval are not deemed to be granted until that approval is obtained unless approval is essentially a formality (or perfunctory). Additionally, to have a grant date for an award to an employee, the recipient of that award must meet the definition of employee in Appendix E.”

Conclusions:

The Escrow Agreement entered into between the company and the founders of RINO constitutes a share based compensation agreement subject to the guidance SFAS 123R. The Escrow Agreement provides a formal written agreement between the company and the employee and therefore the Escrow Agreement date is the grant date.
Fair value at such grant date can be determined by the amount of cash paid for shares by the investor group on or near that same date, $4.48 per share. Requisite service periods and performance conditions are defined in the Escrow Agreements as net income targets for the fiscal years ended December 31, 2007 and 2008.
If the performance targets are met, the number of shares released to the management group times the grant date fair value of those shares is recognized over the year(s) in which the targets are met. If the performance targets are not met and shares are released to the investor group, no compensation cost is recognized.

Liquidity and Capital Resources, page 50

General

11.
Given the significance of the balances of accounts receivable, contracts-in-progress and deposits with suppliers at December 31, 2007, please specifically disclose the following items as of the most current date practicable:

•	amounts collected from your year-end accounts receivable balance;
•	amounts billed and collected for contracts-in-progress recorded at year-end; and
•	amounts used from deposits with suppliers recorded at year-end.

Answer: Revisions have been made in response to your comment except that with respect to “amounts billed and collected for contracts-in-progress recorded at year-end.” Management has determined that contracts-in-progress recorded at year-end were not significant to the financial statements taken as a whole. The total amount of contracts-in-progress had been billed as of March 31, 2008, however in the opinion of Management the cost and difficulty of determining the amounts collected specific to contracts in progress far exceeds any value of such information to investors.

Please refer to the attached Amendment No. 3 to Form S-1 for the revisions made in response to your comment.

12.
We noted numerous inconsistencies in your tabular presentations and narrative disclosures related to operating, investing and financing cash flows during the periods presented within MD&A and as compared to your consolidated statements of cash flows. Please clarify or revise as appropriate.

Answer: Please refer to the attached Amendment No. 3 to Form S-1 for the revisions made in response to your comment.

Business — Customers, page 70

13.
It appears to us that the significant customer disclosures on the referenced page above, in your risk factors on page 16, and in note 18 on page F-18 are inconsistent. Please clarify or revise. In addition, please ensure that the disclosures in the notes to your financial statements fully comply with the requirements of paragraph 39 of SFAS 131.

Answer: Please refer to the attached Amendment No. 3 to Form S-1 for the revisions made in response to your comment.

Consolidated Financial Statements, page 87

Consolidated Statements of Cash Flows, page F-5

14.	It is not clear to us why your consolidated statements of cash flows classify "restricted cash in escrow" as a financing activity. Please clarify how and why your classification complies with SFAS 95.

Answer: The $1,000,000 restricted cash in escrow was part of the $24,480,319, cash proceeds that the company received in the private placement transaction closed on October 5, 2007. Pursuant to the Securities Purchase Agreement dated October 5, 2007 by and among the company and the investors in the private placement, immediately upon receipt of the investor proceeds, $1,000,000 was placed into escrow for potential return to such investors subject to certain default conditions contained in the Securities Purchase Agreement. As such, it is the opinion of management that the amount placed in escrow constitutes a return to investors which is a financing activity by definition of SFAS 95 paragraph 20(a).

Note 4 — Deposits with Suppliers, page F-1 1

15.	It appears to us that any deposits related to plant, property and equipment should not be classified in current assets. Please clarify or revise.

Answer: The financial statements have been restated to reclassify deposits related to fixed assets as other assets rather than current assets. Please refer to the attached Amendment No. 3 to Form S-1 for the revisions made in response to your comment.

Note 10 — Liquidated Damages Payable, page F-12

16.	It is not clear to us why amounts payable are recorded through equity. Please clarify or revise.

Answer: Paragraph 9 of FSP EITF 00-19-2 proscribes that liquidated damages amounts that are probable and estimable at inception are to be allocated to the related financing instrument. Accordingly, management estimated the amount of liquidated damages that were probable at inception and recorded that amount as a cost of issuance of the private placement. The accounting treatment for these liquidated damages has been described in answer to comment #7, above.

Note 15 — Stockholders' Equity, page F-15

17.
We note the warrants issued to Douglas Capital to purchase 382,500 shares of common stock. Please supplementally provide us with your analysis as to the appropriate classification of the warrants under EITF 00-19.

Answer: The warrants issued to Douglas Capital to purchase 382,500 shares of common stock are referred to throughout EITF 00-19 as “Written Call Options or Warrants”. The only settlement option for the warrants is physical settlement, in which the party designated in the contract as the buyer delivers the full stated amount of cash to the seller, and the seller delivers the full stated number of shares to the buyer. Consequently, when applying the Model found in paragraph 39, the Company accounted for the warrants as permanent equity. The Company compared the terms of the warrants to paragraphs 12 – 32 of EITF 00-19 to ensure that there was no requirement for an asset/liability classification. Such comparison is outlined below in a paragraph by paragraph format using the numbered paragraphs of the EITF.

12) The warrants contain no provision that could require net-cash settlement.
13) The warrants contain no provision that could require net-cash settlement.

14) The warrants do not require settlement in registered shares.
15) There is no alternative settlement option. Unexpired warrants can only be settled by physical settlement.
16) There is no alternative settlement option. Unexpired warrants can only be settled by physical settlement.
17) The warrants contain no provision that requires the delivery of registered shares upon exercise and there is no provision to allow for settlement other than the delivery of fully-paid and nonassessable common shares in exchange for the exercise price of $5.376 per share in cash.
18) This paragraph does not apply because common shares were not registered as of the inception of the contract.
19) The Company believes that sufficient authorized and unissued common shares (382,500) are available for issuance upon exercise of the warrants.
20) There is an explicit limit on the number of shares to be delivered upon exercise of the warrants. Consequently, paragraphs 20, 21, 22, 23 and 24 do not apply.
25) The contract has no provision for net-cash settlement.
26) The contract has no “top-off” or “make-whole” provisions.
27) Net-cash settlement is not provided for under any circumstance.
28) The contract does not address “nationalization”.
29) The warrants grant no creditor rights to the holder in the event of bankruptcy.
30) The warrants grant no creditor rights to the holder in the event of bankruptcy.
31) The warrants grant no creditor rights to the holder in the event of bankruptcy.
32) The warrants do not require the posting of collateral.

It is the opinion of the Company that the warrants issued to Douglas Capital clearly and conclusively qualify for permanent equity treatment. The amounts received by the Company from the sale of the warrants has not been separated from that received from the sale stock in the private placement, but has been appropriately included in permanent equity in accordance with the guidance found in EITF 00-19.

Executive Compensation, page 90

18.
We note that you are no longer a smaller reporting company. Therefore, please provide the information required by Items 402(b) (compensation discussion and analysis) and 402(j) (potential payments upon termination or change-in-control) of Regulation S-K.

Answer: Please refer to the attached Amendment No. 3 to Form S-1 for the revisions made in response to your comment.

19.
For the stock awards in the table, please clarify by footnote disclosure the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R.

Answer: Please refer to the attached Amendment No. 3 to Form S-1 for the revisions made in response to your comment.

The Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant acknowledges further that the Registrant is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We believe that our answers provided in this response letter and the revisions made in the Amendment No. 3 to Form S-1 adequately responded to your comments in the Comment Letter. Should you have additional questions or comments, please do not hesitate to contact us at our address provided above. Your prompt attention is highly appreciated.

Very truly yours,

GUZOV OFSINK, LLC

/s/ Guzov Ofsink, LLC